UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Boardwalk Pipeline Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

096627 10 4
(CUSIP Number)

Marc A. Alpert
Vice President and Secretary
Boardwalk Pipelines Holding Corp.
667 Madison Avenue
New York, New York 10065
Phone: (212) 521-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096627 10 4

1.	Name of Reporting Person
Boardwalk Pipelines Holding Corp.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
125,586,133

	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
125,586,133

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,586,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
50.2%(1)

14.	Type of Reporting Person
CO HC

(1) Based on 250,296,782 Common Units Outstanding as of March 31, 2018.

CUSIP No. 096627 10 4

1.	Name of Reporting Person
Loews Corporation

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
125,586,133

	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
125,586,133

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,586,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
50.2%(1)

14.	Type of Reporting Person
CO HC

(1) Based on 250,296,782 Common Units Outstanding as of March 31, 2018.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph thereof:

On June 25, 2018, the parties to the purported class action pending in the Court of Chancery of the State of Delaware captioned Tsemach Mishal et al. v. Boardwalk Pipeline Partners, LP et al. (C.A. No. 2018-0372-JTL) entered into a Stipulation and Agreement of Compromise and Settlement, subject to the approval of the court (the “Proposed Settlement”). The Proposed Settlement provides for the settlement of the lawsuit if BPHC elects to cause the General Partner to exercise its call right pursuant to Section 15.1(b) of the Limited Partnership Agreement as provided in the Proposed Settlement. Under the terms of the Proposed Settlement, if BPHC elects to cause the General Partner to exercise the call right such that the purchase price for the Common Units to be purchased by the General Partner pursuant to the call right is calculated using the 180 trading days ending no later than June 29, 2018, all claims that have been or could be brought in connection with such purchase right will be released by the plaintiffs individually and on behalf of the purported class and finally resolved, subject to court approval, in accordance with the terms of the Proposed Settlement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BOARDWALK PIPELINES HOLDING CORP.

Dated: June 25, 2018	By:	/s/ Marc A. Alpert
Marc A. Alpert
Vice President and Secretary

LOEWS CORPORATION

Dated: June 25, 2018	By:	/s/ Marc A. Alpert
Marc A. Alpert
Senior Vice President, General Counsel and Secretary

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